03011623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 03 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHAPMAN ON-LINE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 E. PRATT ST., 28TH FLOOR
(No. and Street)

BALTIMORE (City) MD (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. LYNN BALLARD (410) 625-9656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILKINS MCNAIR, PC
(Name – *if individual, state last, first, middle name*)

201 N. CHARLES STREET, SUITE 1102 (Address) BALTIMORE (City) MD (State) 21201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, EARL U. BRAVO, SR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHAPMAN ON-LINE, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER

Title

Notary Public

MY COMMISSION EXPIRES 09/01/03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAPMAN ON-LINE, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001

CHAPMAN ON-LINE, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001

Table of Contents

WILKINS McNAIR, PC
Certified Public Accountants and Management Consultants

201 N. Charles Street, Suite 1102
Baltimore, Maryland 21201
410.962.5252
Fax 410.244.0753
877.962.5252 (Toll Free)
wmcnair@wilkinsmcnair.com
http://wilkinsmcnair.com

203 N. LaSalle Street, Suite 2100
Chicago, Illinois 60601
312.558.1485
Fax 312.346.9603

39555 Orchard Hill Place, Suite 600
Novi, Michigan 48375
248.348.5760
Fax 248.347.1883

INDEPENDENT AUDITORS' REPORT

The Board of Directors
*e*Chapman, Inc.

We have audited the accompanying balance sheet of Chapman On-Line, Inc. (a California corporation) as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chapman On-Line, Inc. as of December 31, 2002 and 2001, and the result of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but supplementary information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements.

Management has elected to cease operations of Chapman Online, Inc. as of December 31, 2002 to focus its efforts on its other more profitable business units.

Wilkins McNair, P.C.

February 25, 2003

CHAPMAN ON-LINE, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

SEE INDEPENDENT AUDITORS' REPORT

ASSETS	NOTE(S)	2002	2001
Cash and cash equivalents	2	$ -	$ 309,000
Prepaids and other assets	2	-	14,000
Intangible assets, net	2	-	56,000
Due from affiliates, net	6	437,000	134,000
TOTAL ASSETS		$ 437,000	$ 513,000
LIABILITIES AND STOCKHOLDERS' EQUITY			
LIABILITIES			
Accounts payable and accrued expenses		$ 3,000	$ 5,000
TOTAL LIABILITIES		$ 3,000	$ 5,000
Subordinated loan from parent	4	$ 686,000	$ 653,000
STOCKHOLDERS' EQUITY (DEFICIT)			
Common stock, $.001 par value, 5,000,000 shares authorized, 1,000 shares issued and outstanding		-	-
Additional paid-in-capital		281,000	281,000
Accumulated deficit		(533,000)	(426,000)
TOTAL STOCKHOLDERS' DEFICIT		$ (252,000)	$ (145,000)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT		$ 437,000	$ 513,000

See accompanying notes to the financial statements.

CHAPMAN ON-LINE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

SEE INDEPENDENT AUDITORS' REPORT

REVENUE	NOTE(S)	2002	2001
Commissions	2	$ 1,000	$ 8,000
Interest and dividends		1,000	17,000
Total revenue		$ 2,000	$ 25,000
GENERAL AND ADMINISTRATIVE EXPENSES			
Interest expense		$ 33,000	$ 34,000
Other expense		10,000	37,000
Floor brokerage and clearing fees		8,000	60,000
Depreciation and amortization expense	2	57,000	20,000
Professional fees		1,000	4,000
Compensation and benefits		-	57,000
Total expenses		$ 109,000	$ 212,000
Net Loss Before Income Taxes		$ (107,000)	$ (187,000)
Income taxes allocation		-	-
Net Loss		$ (107,000)	$ (187,000)

See accompanying notes to financial statements.

CHAPMAN ON-LINE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

SEE INDEPENDENT AUDITORS' REPORT

	Common Stock	Additional paid in capital	Retained earnings (accumulated deficit)	Total stockholders' equity (deficit)
Balance, December 31, 2000	$ -	$ 281,000	$ (239,000)	$ 42,000
Net loss	-	-	(187,000)	(187,000)
Balance, December 31, 2001	$ -	$ 281,000	$ (426,000)	$ (145,000)
Net loss	-	-	(107,000)	(107,000)
Balance, December 31, 2002	$ -	$ 281,000	$ (533,000)	$ (252,000)

See accompanying notes to financial statements.

CHAPMAN ON-LINE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

SEE INDEPENDENT AUDITORS' REPORT

CASH FLOWS FROM OPERATING ACTIVITIES	2002	2001
Net loss	$ (107,000)	$ (187,000)
Adjustments to reconcile net loss to net cash applied by operations:		
Depreciation and amortization expense	57,000	20,000
Effects of changes in assets and liabilities:		
Prepaids and other assets	14,000	75,000
Intangible assets	-	5,000
Due from affiliates, net	(304,000)	(37,000)
Accounts payable and accrued expenses	(2,000)	(6,000)
Due to affiliates	-	(46,000)
Accrued interest expense	33,000	34,000
NET CASH APPLIED BY OPERATING ACTIVITIES	$ (309,000)	$ (176,000)
NET DECREASE IN CASH	$ (309,000)	$ (176,000)
CASH BALANCE AT JANUARY 1,	309,000	485,000
CASH BALANCE AT DECEMBER 31,	$ -	$ 309,000

See accompanying notes to the financial statements.

CHAPMAN ON-LINE, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 – Organization and Business

Chapman On-Line, Inc. (the Company) is a securities brokerage firm headquartered in Maryland and registered in San Francisco, California. All of the outstanding stock of the Company was acquired by the Chapman Co., a wholly owned subsidiary of Chapman Holdings, Inc., which is a wholly owned subsidiary of *e*Chapman, Inc., on December 29, 1998 for approximately $391,000. Certain assets of the Company were transferred to Chapman Co. during 1999.

Compensation and benefits are allocated to the Company based on Chapman Co.'s percentage of time their employees spend performing services for the Company. Other costs, consisting of communications, occupancy and administrative support, are allocated to the Company based on estimated usage by the Company.

Note 2 - Significant Accounting Policies

Basis of presentation

The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Discontinued operations

The Company has net losses since inception and an accumulated deficit as of December 31, 2002, of $482,000. As a result of recurring losses from operations, the Company has discontinued operations as of December 31, 2002. Management of Chapman On-Line, Inc. or one of its affiliates will fulfill the Company's obligation for the subordinated loans to ensure that the Company will satisfy all outstanding debts and will transfer any remaining assets to its affiliates.

Cash and cash equivalents

For purposes of the statement of cash flows, cash equivalents include demand deposits, time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less. At December 31, 2001 the cash and cash equivalents primarily consisted of its demand deposits (checking accounts) and cash invested in the U.S. Treasury Money Fund, a fund managed by Chapman Capital Management, Inc., an affiliate.

Intangible assets

Chapman Co.'s acquisition of Chapman On-Line, Inc. resulted in approximately $145,000 of intangible assets from the excess of the purchase price over the fair market value of the assets at the date of purchase. This excess purchase price consisted of a $75,000 non-compete agreement being amortized over two years and $70,000 of goodwill being amortized over 15 years. The $75,000 non-compete agreement was fully amortized as of December 31, 2001. As of December 31, 2002, amortization totaled $56,000.

Revenue recognition

The Company recorded commission revenue and related expenses on a trade date basis as the securities transactions occurred.

Office equipment

Office equipment was depreciated using the straight-line method over the estimated useful life of 3 to 5 years. As of December 31, 2002, depreciation expense was $600.

Income tax allocation

The Company is included in the consolidated income tax return for *e*Chapman, Inc. Income tax is allocated to the Company based on its share of the total taxes using the separate company liability method.

CHAPMAN ON-LINE, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 3- Income Taxes

A reconciliation of the statutory income taxes to the recorded income tax allocation for the year ended December 31, 2002, is as follows:

Statutory Tax (at 35% percent)	$ 37,000
Effects of state income taxes	7,000
Effects of graduated tax rate	(36,000)
Total	8,000
Decrease in valuation allowance	(8,000)
Income tax allocation	$ -

The components of the income tax allocation for the year ended December 31, 2002, is as follows:

Current	$ -
Deferred	8,000
Valuation reserve	(8,000)
Income tax allocation	$ -

Note 4 – Subordinated Loan from Parent

On March 1 and August 15, 2000 the Company obtained two subordinated loans from Chapman Holdings, Inc. in the amount of $300,000 each. The loans accrue interest at a rate of 5.57 percent per annum and mature on March 1, 2006 and August 15, 2003, respectively.

The statements of changes in subordinated loan from Parent for the year ended December 31, 2001 is as follows:

Balance, December 31, 2001	$ 653,000
Interest accrual	33,000
Balance, December 31, 2002	$ 686,000

Note 5 – Regulatory Requirements

Pursuant to the requirements of the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain net capital, as defined, of not less than $250,000 and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. As of December 31, 2002, the Company had a negative net capital of ($253,000).

The Company is subject to compliance with various SEC and National Association of Securities Dealers, Inc. (NASD) regulations. Also, the NASD periodically reviews the Company's records and procedures for compliance with its requirements. Any instances of noncompliance may subject the Company to fines and other punitive remedies and may significantly effect the Company's ability to operate.

The Company claims exemption K(2)(ii) from Rule 15c3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is the Pershing Division of Donaldson, Lufkin & Jenrette, with Firm SEC#8-17574.

Note 6 – Related Party Transactions

In March 2000, the Company obtained a subordinated loan from Chapman Holdings, Inc. in the amount of $300,000. The loan accrued interest at a rate of 5.57 percent per annum and matured on March 1, 2003. In February 2002, the Company renewed the existing subordinated loan agreement from Chapman Holdings in the amount of $300,000. This loan continues to accrue interest at the rate of 5.57 percent per annum and matures on March 1, 2006. In addition, on August 15, 2000, the Company obtained a second subordinated loan from Chapman Holdings in the amount of $300,000. This loan accrues interest at the rate of 5.57 percent per annum and matures on August 15, 2003.

An affiliate of Chapman On-Line, Inc. (The Chapman Company) is involved in an investigation governed by the Securities and Exchange Commission (SEC) relating to certain sales and record keeping practices of the Company. The investigation is continuing. The outcome of this matter is currently unknown.

CHAPMAN ON-LINE, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2002 AND 2001

SEE INDEPENDENT AUDITORS' REPORT

	2002	2001
Net Capital:		
Total Stockholder's deficit	$ (252,000)	$ (145,000)
Subordinated loan and accrued interest	686,000	653,000
Total Equity and subordinated loan	$ 434,000	$ 508,000
Adjusted net capital:		
Deductions and/or charges:		
Receivable from broker dealers	$ -	$ -
Other assets	-	14,000
Intangible assets	-	56,000
Due from affiliates, net	437,000	134,000
Haircut on securities	-	2,000
Total Deductions	$ 437,000	$ 206,000
Net Capital	$ (3,000)	$ 302,000
Computation of basic net capital requirement:		
Minimum net capital required	$ 250,000	$ 250,000
Total excess net capital	$ (253,000)	$ 52,000
Aggregate indebtedness:		
Accounts payable and accrued expenses of broker	$ 3,000	$ 5,000
Total aggregate indebtedness	$ 3,000	$ 5,000
Reconciliation with company's computation (included in part II A of form X-17a-5 as of December 31, 2002):		
Net capital as reported in company's part II A focus report (unaudited)	$ (3,000)	$ 302,000
Net audit adjustments	-	-
Net capital per above	$ (3,000)	$ 302,000

OTHER INFORMATION

WILKINS McNAIR, PC
Certified Public Accountants and Management Consultants

201 N. Charles Street, Suite 1102
Baltimore, Maryland 21201
410.962.5252
Fax 410.244.0753
877.962.5252 (Toll Free)
wmcnair@wilkinsmcnair.com
http://wilkinsmcnair.com

203 N. LaSalle Street, Suite 2100
Chicago, Illinois 60601
312.558.1485
Fax 312.346.9603

39555 Orchard Hill Place, Suite 600
Novi, Michigan 48375
248.348.5760
Fax 248.347.1883

To the Board of Directors of
*e*Chapman, Inc.:

In planning and performing our audit of the financial statements of Chapman On-Line, Inc. (the Company) for the years ended December 31, 2002 and 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Chapman On-Line, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making Quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures that can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member: American Institute of Certified Public Accountants
Maryland Association of Certified Public Accountants

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low risk the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 and 2001, to meet SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealer, and is not intended to be and should not be used by anyone other than these specified parties.

Wilkes McShane, P.C.

February 25, 2003